Exhibit 99.1

Shareholder Letter FY 2023

Highlights 2023 In November Lilium received Design Organization Approval (DOA) from its primary regulatory authority, the European Union Aviation Safety Agency (EASA), confirming Lilium has the organization, competencies, resources and procedures to design and certify aircraft according to the highest safety standards. As a result, Lilium is the first company qualified to hold a full type-certificate for aircraft certified under EASA’s SC-VTOL rules. Received Design Organization Approval Lilium achieved a breakthrough success in its commercial strategy in December, as evidenced by a strategic cooperation MoU with Lufthansa Group to jointly explore holistic eVTOL opportunities. The Lilium Jet program hit a historic milestone in December with the start of assembly of the first aircraft at Lilium’s production facilities. Through the partnership with Inobat, supported by Gotion, one of the world’s largest battery suppliers, Lilium will confirm its multiple-sourcing strategy for aircraft battery cells production. To further elaborate on its battery technology and strategy, Lilium Co-Founder Daniel Wiegand hosted a dedicated battery webinar in November 2023. Lilium unveiled its new service business in February, which is expected to gen-erate at least $5 billion in recurring revenue by 2035, with strategic partnerships already in place for aircraft spares, maintenance and repair and for fast charging solutions, supporting round-the-clock operation of the Lilium Jet from day one. In 2023, Lilium successfully raised $292 million in additional capital, and also received its first customer pre-delivery payments for the Lilium Jet ahead of expectations. Strong execution on cost management led to cash consumption below guidance. Began assembly of the first full-scale Lilium Jet Signed an MoU with Lufthansa to collaborate on eVTOL opportunities Extending partnership with Inobat to prepare high-volume battery cell production Established eVTOL industry’s first Aftermarket Service Business, Lilium POWER-ON Completed significant funding to maintain the pace of aircraft development 2

We were excited to begin assembly of our first aircraft Our DOA entitles Lilium to undertake design activities across the full aircraft scope Dear Lilium shareholders, In 2023, Lilium continued to take significant strides towards certification, entry into service, and series production of its revolutionary electric jet. During the year, we successfully completed a multi-year audit by our reg-ulator EASA and received Design Organizational Approval, making us the world’s first company qualified to be a type-certificate holder for aircraft certified under EASA’s SC-VTOL rules. This is a key win for us and helps pave a more steady and structured path to certification. On the operational front, we were excited to begin assembly of our first test aircraft at our Wessling facility. In addition to these certification and operational advancements, on the commercial front we are proud to have formalized a strategic partnership with Lufthansa, the fourth largest mainline carrier in the world and largest in Europe. We are also pleased that we began converting our customer MoUs into firm orders with corresponding pre-delivery payments, ahead of internal schedule. Moreover, we announced our intention to implement a multiple sourcing strategy for battery cells production through our partner-ship with Inobat, supported by its investor Gotion High-Tech. All of these achievements were supported by the successful capital raise of $292 million, enabling us to maintain the pace of our aircraft development. We are pleased to share below the details and our steady progress on each of these initiatives. One of our most significant achievements in 2023 was obtaining Design Organization Approval (DOA) from the European Union Aviation Safety Agen-cy (EASA). Several years in the making, this milestone confirms that Lilium has in place the organization, procedures, competencies, resources and demonstrated rigor required to design and certify aircraft according to the very highest safety standards. Our DOA entitles Lilium to undertake design activities across the full aircraft scope, putting Lilium in an elite group of air-craft OEMs like Airbus and Boeing, and making it the first company qualified to be a type-certificate holder for aircraft certified under EASA’s SC-VTOL rules. The DOA will de-risk our Type Certification activities, provides us with delegated authority for certain certification tasks and thus some indepen-dence from EASA resources. 3

We were also proud to be selected by Lufthansa Group for a cooperation to advance the future of flying. Based on the MoU for strategic cooperation, we will jointly work on how to adapt ground and flight operations, future aircraft maintenance, as well as crewing and flight training. The Lufthansa Group has been at the forefront of some of Europe's most important aviation initiatives, particularly in the area of environmental sustainability. We are thrilled to explore opportunities to bring eVTOL flights to Lufthansa Group customers.

We are proud to have formalized a strategic partnership with Lufthansa

The first Lilium Jet that we intend to use for development testing began assembly at Lilium's production site in Wessling near Munich, Germany in December 2023. Over the past weeks, the aircraft's fuselage has been matched up with its canards and wings and prepared for assembly. Meanwhile our second test aircraft is already advancing, with the next fuselage now in assembly with our supplier Aciturri, and assembly of the wings and canards underway at Aernnova's facilities. Lilium's assembly lines are now being readied for an efficient Lilium Jet production ramp-up at our main production site, which is comprised of 175,000 square feet of manufacturing and testing facilities, all co-located together with our company headquarters next to Wessling airport.

Our second fuselage is now in assembly with our supplier Aciturri

Lilium is being supported in its production strategy for the Lilium Jet's electric propulsion system by Fortune 500 company DENSO, one of the world's top two automotive parts suppliers by sales. Earlier this month Lilium began installing equipment supplied by German automation company Schnaithmann for the serial production of the Lilium Jet engine. Schnaithmann is a global leader in scalable industrial solutions with long-standing partnerships in high-volume industries, including automotive. They have also provided Lilium with state-of-the-art rigs and jigs for its aerostructures facility and final assembly line.



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In 2023, we announced that we will extend our existing partnership with Inobat, which represents a pillar in Lilium's multiple-sourcing strategy for cell production, and will contribute towards securing a healthy supply of Lilium's battery cells for entry into service of the Lilium Jet and the years thereafter. InoBat will build Lilium's high-performance cells at its facilities in Slovakia with support from its investor Gotion High-Tech, one of the world's leading battery manufacturers whose battery cells are due to be installed in up to 80% of all Volkswagen Group's future electric vehicles. In parallel, Custom-Cells continues to deliver Lilium Jet battery cells in increasing quantities for performance testing and integration into our initial battery packs that will be used in our test aircraft.

We announced that we will extend our existing partnership with Inobat

As one of the few eVTOL companies targeting certification in multiple jurisdictions, Lilium is already working to secure global aftermarket partnerships. In February 2023, we unveiled our new customer services business, Lilium POWER-ON, which we expect will generate at least $5 billion in recurring revenue by 2035. Our first agreements in the service business will support us in ensuring that customers of our aircraft in any location will be able to enjoy the comfort of 24/7 aircraft maintenance and charging services.

Lilium's adjusted cash spend[1] in the second half of 2023 amounted to €150 million ($165 million[2]), significantly lower than our guidance of €170 million ($187 million). The lower adjusted cash spend versus previous guidance was primarily driven by cost reductions, and timing of certain supplier payments. At the end of 2023, Lilium's unaudited liquidity[3] amounted to €198 million ($218 million), also supported by PDP collections.

Lilium continues to pursue its prudent cash management strategy, focusing its investments on key deliverables of the Lilium Jet development and certification program, preparations towards first manned flight, securing the production ramp-up and managing entry into service. Looking ahead, we expect our adjusted cash spend for the first half of 2024 to be €170 - €180 million ($187 - $198 million).

Lilium's adjusted cash spend in the second half of 2023 was significantly lower than our guidance

In 2023, we successfully raised $292 million of additional capital from numerous new and existing investors, including leading German technology investors Earlybird Venture Capital, BIT Capital, UVC Partners and Frank Thelen, despite generally challenging capital market conditions. These investments enabled us to continue our aircraft development program at pace, which included start of production of the first Lilium Jet. We believe our commercial success, which includes binding aircraft orders and pre-delivery payments, supports our differentiated approach to the eVTOL market, which is focused on regional travel and delivering superior comfort, performance and unit economics.

1. Excludes fundraising and related fees, and other non-operational cash flows.
2. Dollar figures in this section based upon an exchange rate of 1.00 euro to 1.10 U.S. dollar.
3. Includes cash, cash equivalents and other financial assets (excluding €4.6 million investment in equity instruments).

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— Start of production of – Lilium Jet propulsion units – Lilium Jet battery packs — Build completion of the first two Lilium Jet aircraft — Start of aircraft ground testing — Permit to Fly — First manned flight — Signing of an airline fleet partnership with binding purchase agreement — Establishment of Lilium corporate presence in China — Expansion of Lilium’s US corporate and industrial presence 6 Summary and outlook For Lilium, 2023 was a pivotal year, in which we transitioned from design to production of the Lilium Jet, confirmed our credentials as an aviation company by receiving Design Organization Approval from EASA and secured important airline and battery cell production partnerships. 2024 will be another key year for our company with the next important milestone in our aircraft development program, first manned flight of the Lilium Jet, targeted for the end of the year. Klaus Roewe CEO Oliver Vogelgesang CFO In 2024, we plan to achieve the following key milestones Rendered utilizing computer graphics

7 After-sales service business At the Singapore Airshow, we proudly unveiled the eVTOL industry’s first customer service business, named Lilium POWER-ON. We expect this service to be a key source of recurring revenues and profitability for Lilium after entry into service. According to our estimates, the Lilium Jet services market will reach at least $5 billion revenues by 2035. Lilium POWER-ON will offer the full aircraft manufacturer services portfolio, including training services, maintenance operations, material and battery management and global distribution, flight operations support, ground service equipment, and digital solutions. To provide an efficient, global spare parts, maintenance and repair solution, Lilium has signed a strategic collaboration agreement with AJW Group. AJW Group is a world-leading provider of aircraft component parts, repair, and supply chain solutions with operational hubs and local offices across Africa, Asia Pacific, China, CIS, Europe, Latin America, Middle East, and North America. The strategic collaboration between Lilium and AJW will include the man-agement of Lilium’s eVTOL spares inventory, the delivery of warehouse and logistics services, and serving as the exclusive parts distributor for Lilium’s worldwide customers. As a further pillar in our services strategy, Lilium signed an agreement with StarCharge, an innovative smart energy solution provider, with an initial order of 120 CCS compatible chargers. StarCharge will develop, customize, and provide the chargers for Lilium’s use in ground and flight testing, as well as for its aircraft maintenance and delivery center activi-ties. StarCharge chargers will also be a part of the offering for customers of the Lilium Jet Pioneer edition. Commercial We proudly unveiled the eVTOL industry's first customer service business: Lilium POWER-ON According to our estimates, the Lilium Jet services market will reach at least $5 billion revenues by 2035 Rendered utilizing computer graphics

The charging systems provided by StarCharge deliver outstanding fast-charge performance and will be fully compatible with the Combined Charging System standard (CCS) used for the Lilium Jet, which supports interoperability, simplicity and compliance with established standards. The chargers will feature an extra-long liquid cooled charging cable for high-performance charging, suitable for all types of landing infrastructure. By using Star Charge's CCS chargers, Lilium expects to reduce charging times by up to 20 percent, compared to other chargers not using liquid cooled cables.

Lilium earlier announced several other partnerships for its services business, including flight training with Lufthansa Aviation Training and FlightSafety International, as well as digital aircraft health management solutions with Palantir.

Star Charge

Charging systems provided by StarCharge will be fully compatible with the Combined Charging System standard (CCS)



Strategic collaboration with Lufthansa

In a breakthrough agreement for Lilium in the European commercial airline market, Lufthansa Group signed an MoU for strategic cooperation to explore a strategic partnership with Lilium on eVTOL aircraft operation in Europe. The companies will explore innovation opportunities in aviation, discussing areas such as ground and flight operations, future aircraft maintenance, and crewing and flight training. In a possible strategic partnership, both companies also want to analyze the opportunities for collaboration with third parties like airports and regional partners on the advancement of infrastructure such as vertiports, airspace integration and the definition of required operation processes. The collaboration with Lufthansa represents an exciting opportunity to bring Lilium Jet flights to Lufthansa Group customers. With a current fleet of over 700 commercial aircraft, Lufthansa Group is aiming to increase cost-efficiency and reduce emissions, while expanding its route network.

LUFTHANSA GROUP

Lufthansa Group signed an MoU for strategic cooperation to explore a partnership with Lilium

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9 Orlando International Airport to be network hub for Lilium Jet operators Earlier this month Lilium designated the future Orlando International Airport (MCO) vertiport as a network hub for Lilium Jet operators in cen-tral Florida. Situated in the center of the state, the network is strategically placed to cater to the nearly 80 million annual visitors that the region attracts. Lilium also announced its support for proposals to designate Greater Orlando Aviation Authority (GOAA) as the Advanced Air Mobility (AAM) test site for the State of Florida. Lilium has been a driving force for AAM activity in Florida, announcing with the City of Orlando and Lake Nona the country’s first urban and regional air mobility network in 2020. Lilium Jet becomes first eVTOL available for private sales in the U.S. In partnership with EMCJET, Lilium opened private sales of its eVTOL jets in the U.S. market. EMCJET, an industry-leading full-service aircraft brokerage and management company, is set to be the exclusive Lilium dealer in Texas through 2030 for private sales. Under the terms of the partnership, which includes a commercial commitment to Lilium for five production slots, EMCJET will enable individuals to purchase some of the first Lilium Pioneer Edition Jets available in the U.S. market. This announcement is the first step in unlocking for Lilium the U.S. private aviation market, the largest private aviation market, and follows Lilium’s commercial strategy to start in the premium market before expanding to the airline and passenger shuttle market. The Lilium Jet will be available across the U.S., with Texas serving as a key launch market focusing on cities such as Austin, Houston, San Anto-nio, and Dallas. Lilium has been a driving force for AAM activity in Florida EMCJET will enable individuals to purchase some of the first Lilium Pioneer Edition Jets Rendered utilizing computer graphics

Collaboration in China

Lilium and COHC will work together to develop services in the Greater Bay Area

CITIC Offshore Helicopter Co., Ltd (COHC), China's sole helicopter port pilotage provider, signed a Memorandum of Understanding with Lilium providing a basis for the two companies to strategically collaborate on the establishment of an eVTOL operation network in China, starting with the Greater Bay Area.

As part of the agreement, Lilium and COHC will work together to develop services in the region based on market demand, and eventually offer regular eVTOL services. This will initially commence in the Greater Bay Area, with additional planned service across the Guangdong-Hong Kong-Macao Greater Bay Area, Hainan Island, and Tianjin in the future.

The news follows Lilium's partnership with other suppliers in the China region, including an agreement with Heli-Eastern and an MOU with the Bao'an District of Shenzhen municipality.


Rendered utilizing computer graphics

Strategic collaboration with PhilJets for eVTOL services in Southeast Asia

At the Singapore Airshow in February this year, Lilium announced the signing of a Memorandum of Understanding with PhilJets, a leading aviation provider of global services in the ASEAN region.

The agreement includes the intent to purchase 10 Lilium Jets, as well as a future strategic collaboration on the establishment of an eVTOL operation network across the Philippines and other Southeast Asia countries, such as Cambodia. As part of the agreement, Lilium and PhilJets will partner to develop a future service, including the joint definition of routes, city pairs, and passenger demand for an on-demand eVTOL service in the region.

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11 Private sales in the Middle East In November, ArcosJet announced a binding purchase agreement for 10 Lilium Jets, expected to be delivered through 2026 and 2027. The agree-ment followed the appointment of ArcosJet as an exclusive authorized dealer for private sales of the Lilium Jet in the Middle East. The Lilium Jets will be delivered to customers with a comprehensive maintenance program, pilot training, and two charging stations. Airport partnership with Fraport As part of its ongoing collaborative activity with airports and regulatory authorities, Lilium has announced a strategic collaboration with airport operator Fraport to explore planning and approval steps for the imple-mentation of commercial eVTOL operations at key airports in Germany. Fraport is active at 30 international airports across four continents, including Frankfurt, Germany’s busiest airport. The Fraport partnership will complement Lilium’s partnerships already agreed with airports across Germany including the airports of Stuttgart, Munich, Nuremberg, Cologne-Bonn and Düsseldorf. ArcosJet announced a binding purchase agreement for 10 Lilium Jets The Fraport partnership will complement Lilium's partnerships already agreed with airports across Germany Rendered utilizing computer graphics

Technology and Operations

Lilium Jet No.1 - assembly started

The Lilium Jet program hit an historic milestone in December last year with the arrival at Lilium's production facilities of the first complete fuselage, built and assembled by supplier Aciturri. The fuselage has been matched up with the first canards and wings delivered by Aernnova and is due to move onto the final assembly line shortly. Our second aircraft is already advancing, with the next fuselage in assembly with our supplier Aciturri, and assembly of the wings and canards underway at Aernnova facilities.

Lilium teams are now diligently focused on preparing an efficient Lilium Jet production ramp-up at our main campus, which is comprised of 175,000 feet (~16,250 sqm) of manufacturing and testing facilities co-located together with our company headquarters next to the Wessling airport. Close proximity supports efficiency and connectivity between our engineering, operations, supply chain, and production teams.



Assembly of wings and canards for aircraft no. 2 is underway at Aernnova facilities

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Lilium campus Wessling


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1 Lilium Headquarters

2 Testing and Manufacturing Center
equipped with multiple test rigs (engine compressor map, e-motor rig, electromagnetic chamber, vibration test rig, propulsion vectoring system rig, etc.) and 3D printers for rapid prototyping of aircraft parts.

3 Logistics hub
for quality inspection of supplier deliveries and preparation for the next production step on Lilium assembly lines.

4 Aerostructures facility
for preparation of fuselage, wings and canards before final assembly.

5 Propulsion facility
for assembly of Lilium Jet electric engines and integration into propulsion mounting system.

6 Battery facility
for assembly of the Lilium Jet's battery packs.

7 Final Assembly Line (FAL)
for installation into the fuselage of on-board equipment (including avionics, wiring, engines, batteries, etc.) and assembly to the fuselage of wings, canards and landing gear.

8 Flight simulation and cabin design center
housing the Lilium Jet flight simulator, cabin design and acoustics mock-up.

Not shown in the picture but part of the Lilium campus Wessling

- **Propulsion Unit test hangars**
  for testing the propulsion system.
- **Acoustic and Impact Test Facility**
  housing multiple test equipment (acoustic test chamber, rotor impact rig for bird strike test, etc).

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Industrial planning support from Fortune 500 company DENSO

DENSO is supporting Lilium with the design of scalable production systems

Lilium signed an agreement with mobility technology and industrial leader DENSO, a Fortune 500 company for technical assistance in optimizing production at scale of the Lilium Jet's revolutionary electric engine. DENSO, a leader in powertrain electrification and the world's second largest automotive parts provider by sales, is supporting Lilium with the design of scalable production systems for high-volume production of the Lilium Jet engine and its subsystems.

DENSO is currently supplying the stator and rotor subsystems of the Lilium Jet engine as part of its alliance with Honeywell, a tier-one aero-space supplier to Lilium.







Work starts on serial production line for Lilium Jet engines

German automation company Schnaithmann is supporting Lilium with workflow design, jigs and tools

Lilium has started installation of state-of-the-art assembly equipment for the serial production of the Lilium Jet's propulsion units. The development marks an important milestone in the industrialization of the Lilium Jet.

For design and construction of the new assembly line, Lilium has partnered with Schnaithmann Maschinenbau GmbH, the German automation and robotics company that is also supporting Lilium with workflow design, as well as jigs and tools for Lilium's aerostructures facility and the Lilium Jet final assembly line. Propulsion and aerostructures assembly lines are being installed in the same building next to the final assembly line.

Collaboration between Lilium and Schnaithmann started several years ago, with initial development of serial production plans for the Lilium Jet. Schnaithmann is a global leader in designing and supplying automated, scalable industrial solutions, with long-standing partnerships in high-volume industries, especially automotive. Equipment provided by Schnaithmann for handling wings and canards is already successfully in service at Lilium's aerostructure facility.

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合肥国轩电池有限公司
BATTERY CO.,LTD

Continued progress on Lilium battery industrialization

In November 2023, Lilium hosted a webinar with live Q&A explaining in detail the energy demands of the Lilium Jet, the existing high-performance battery technology that will meet those demands, and how Lilium and its partners are preparing to scale up battery production. The webinar included newly released test data from Lilium's Phoenix demonstrator aircraft.

Also in November, Lilium announced that it will extend its existing partnership with InoBat to provide high-volume production of the Lilium Jet's high-performance battery cells.

InoBat will build Lilium Jet battery cells at its existing Volta I and future Volta II plants in Voderady, Slovakia. The Volta II plant will be InoBat's first gigafactory with up to 4 gigawatt hours (GWh) of production capacity, a fraction of which is expected to be required to supply Lilium's battery cell needs in the coming years. Gotion High-Tech, one of the world's leading battery manufacturers with a 25 percent stake in InoBat, will contribute resources and manufacturing know-how to ramp-up the capacity at InoBat's Volta II plant. Gotion's largest shareholder outside China is Volkswagen. Lilium will retain its valuable intellectual property rights in the Lilium Jet battery technology.



Lilium's battery cells are based on Ionblox's technology design, using a silicon dominant anode, that enables a combination of high energy density, high power, and fast charge compared with traditional lithium-ion cells. Ionblox investors include Temasek, Applied Materials and Lilium.

CustomCells continues to deliver Lilium Jet battery cells in increasing quantities for performance testing and integration into our initial battery packs that will be used in our test aircraft. Lilium recently selected suppliers for the advanced materials used in the battery packs, designed to meet EASA's stringent safety rules, with Enersens providing material for internal components and Blueshift for the pack housing.

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16 First high-voltage electric harnesses completed The first high-voltage electrical harnesses for the Lilium Jet were com-pleted in October 2023, marking an important achievement on the path to first aircraft assembly. In the coming weeks, the remaining harnesses are scheduled for delivery to the Lilium final assembly line for installation on the first Lilium Jet aircraft. A collaboration between Lilium, GKN Aerospace, its design and build partner for electrical wiring integration, and Rosenberger, its connector supplier, the electrical harnesses are a critical system on the Lilium Jet. Designed for safety and redundancy, the harnesses provide the aircraft’s main electrical supply, distributing power from the ten batteries, located on the sides of the fuselage to the jet propulsion units that are embed-ded into the aircraft’s main wings and canards. The harness system has been optimized for high performance at low weight. Tier one suppliers secured for Lilium Jet Tires, Windows and Air Data Solutions Following a collaboration of more than one year to develop and produce custom tires for the Lilium Jet, Michelin signed a final agreement in 2023 covering design, serial production, and support of the tires for the Lilium Jet. The partnership leverages Michelin’s 100+ years of experience work-ing with the aeronautical industry to deliver an innovative solution that meets the safety, weight, and reliability requirements for the tires for the Lilium Jet. Designed for safety and redundancy, the harnesses provide the aircraft's main electrical supply Partnerships with Michelin, Saint-Gobain and Aerosonic continue Lilium's strategy of working with established aerospace suppliers Rendered utilizing computer graphics

People At the end of 2023, Lilium had 864 employees, an increase of approxi-mately 3% year on year, with more than 80% of our workforce dedicated to engineering and manufacturing. Lilium anticipates an increase in total workforce and the mix of engineering and manufacturing staff, driven by new employee onboarding of technical staff in the first quarter of 2024 to support the development of the Lilium Jet and production ramp-up. Saint-Gobain Aerospace signed a supplier partnership for the develop-ment, series production, and customer support of the Lilium Jet’s trans-parencies (windows and windshields). The agreement follows extensive collaboration to meet the highest aircraft safety requirements and deliver an unparalleled experience for the Lilium Jet’s passengers. Saint-Gobain Aerospace is a tier-one supplier of cockpit and cabin windows for all major commercial aircraft and helicopter manufacturers. Following extensive collaboration, Lilium has partnered with Aerosonic for the development, production, and support of the Air Data System (ADS) for the Lilium Jet. The innovative ADS solution provided by Aerosonic will provide all critical air data parameters, including pitot and static pressure, altitude, airspeed and angle of attack, and is optimized for the Lilium Jet. With over 70 years of experience in designing, manufacturing, and sup-porting safety-critical Air Data Solutions, Aerosonic provides probes for Airbus and Boeing platforms, as well as Integrated Multi-Function Probes for business jets and military aircraft. The partnerships with Michelin, Saint-Gobain and Aerosonic continue Lilium’s strategy of working with established aerospace suppliers to sup-port certification and production at scale. 17

Certification

Lilium is the first company to be qualified to be a type certificate holder for aircraft certified under EASA's SC-VTOL rules

In November, Lilium received Design Organization Approval (DOA) from its primary regulatory authority, the European Union Aviation Safety Agency ("EASA").

This achievement, more than six years in the making, represents a cornerstone for Lilium as an aircraft company and a quality seal of assurance.

Under Lilium's DOA, the company is qualified to design and be a type certificate holder for aircraft developed according to EASA's SC-VTOL (Special Conditions for Small-Category VTOL Aircraft) rules, the comprehensive set of eVTOL requirements that EASA published in 2019 and which represent the highest safety objectives globally for eVTOL aircraft. Lilium thus becomes the first company to be qualified to be a type certificate holder for aircraft certified under EASA's SC-VTOL rules.

EASA can grant DOA holders special privileges, including the acceptance of compliance documents without further EASA verification and performing activities independently from EASA as part of the agreed certification program. As such, Lilium's DOA is expected to streamline the process towards obtaining type-certification of the Lilium Jet.

Lilium is currently ramping up its test activity towards gaining a permit to fly for the first manned flight of the Lilium Jet. Over recent months, Lilium has significantly expanded its onsite testing facilities, including the commissioning of a dedicated test facility for the testing of Lilium's electric propulsion units. Over the course of 2024, Lilium will be conducting intensive testing of multiple systems including aerostructures, propulsion system, flight controls, avionics, battery packs and integration. The testing will be witnessed by EASA in support of Lilium's path towards type-certification of the Lilium Jet.

Lilium is also pursuing concurrent type-certificate validation of the Lilium Jet with the FAA under the provisions of the Bilateral Aviation Safety Agreement between the European Union and the U.S. The FAA issued its G-1 for the Lilium Jet in June 2023, making Lilium the only eVTOL manufacturer with both an EASA and FAA certification basis for a powered lift eVTOL aircraft.

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Financing

Looking ahead, Lilium will continue to follow a prudent cash management approach

Lilium remains in active dialogue with stakeholders for funding beyond first flight

Having successfully raised $292 million in capital, combined with the benefit of initial customer pre-delivery payments, Lilium continued its prudent cash management strategy in 2023, focusing budget and investments on key deliverables for the Lilium Jet development and certification program, preparations towards first manned flight, securing the production ramp-up and managing entry into service. As a result of strong execution on cash management, we consumed less cash than expected. Lilium's adjusted cash spend[4] in the second half of 2023 amounted to €150 million ($165 million[5]), significantly lower than our guidance of €170 million ($187 million). At the end of 2023, Lilium's unaudited liquidity[6] totaled €198 million ($218 million), higher than initial expectations.

Looking ahead, Lilium will continue to follow a prudent cash management approach. In line with the increase in production and testing activity, adjusted cash spend for the first half of 2024 is expected to be €170 - €180 million ($187 - $198 million).

Lilium remains in active dialogue with stakeholders for funding beyond first flight, including further support from our largest, existing shareholders, non-dilutive investments and customer pre-delivery payments. After completing our first manned flight, we expect to benefit from substantial pre-delivery payments (PDPs).

4. Excludes fundraising and related fees, and other non-operational cash flows.
5. Dollar figures in this section based upon an exchange rate of 1.00 euro to 1.10 U.S. dollar
6. Includes cash, cash equivalents and other financial assets (excluding €4.6 million investment in equity instruments)



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20 Contact Investor Relations investors@lilium.com ir.lilium.com Upcoming Events — Raymond James Annual Institutional Investors Conference, Orlando, FL, USA; March 5, 2024 — J.P. Morgan Industrials Conference, New York, NY, USA; March 13, 2024 — Lilium Q1 2024 Shareholder Letter — European Business Aviation Convention & Exhibition (EBACE), Geneva, Switzerland; May 28-30, 2024 — Farnborough International Airshow, Farnborough, UK; July 22-26, 2024 Rendered utilizing computer graphics

ABOUT LILIUM Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emis-sions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 950+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com. FORWARD-LOOKING STATEMENTS This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intends to operate, (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the timing of the first manned flight and the Lilium Jet’s entry into service (iv) the Lilium Group’s ability to successfully patent its intellectual property and the future performance of its innovations, (v) the expected results of the Lilium Group’s business and business model, including the Lilium Group’s expectations with respect to Lilium POWER-ON, (vi) the Lilium Group’s capital raising expectations and the consum-mation of capital raising transactions, (vii) the timing of the Lilium Group’s targeted regulatory milestones, including obtaining type certification (and type certificate validation) of the Lilium Jet, (viii) the effect on the Lilium Group’s business from securing an EASA Design Organization Approval, (ix) the Lilium Group’s anticipated receipt of pre-delivery payments and the extent to which such payments will help cover its capital requirements, (x) the Lilium Group’s expectations concerning its strategic collaborations, partnerships and suppliers, (xi) the production and delivery of the Lilium Jet, includ-ing expectations regarding its batteries, (xii) the anticipated increase in the Lilium Group’s workforce, and (xiii) the Lilium Group’s guidance for the first half of 2024, including estimated adjusted cash spend and unaudited liquidity. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and sim-ilar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.